                    SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C. 20549


                               FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995

                                  OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to _________

Commission file number 2-81315

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Flow International Corporation
Post Office Box 97040
Kent, WA  98064-9740
(206) 850-3500

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Financial Statements and Supplemental Schedules - Index
December 31, 1995
                                                           Page

Report of Independent Accountants                           3

Statements of Net Assets Available for Plan Benefits        4

Statement of Changes in Net Assets Available for Plan
   Benefits                                                 5

Notes to Financial Statements                               6

Supplemental Schedules (1):

   Assets Held for Investment Purposes                     12

   Reportable Transactions                                 13

Signatures                                                 14

Consent of Independent Accountants                         15



(1) Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

Report of Independent Accountants



To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan



In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ Price Waterhouse LLP

Seattle, Washington
June 27, 1996

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Statements of Net Assets Available for Plan Benefits

                                            December 31,
                                         1995         1994
Assets:
Investments, at market
 Large Company Fund                  $ 3,813,819  $ 2,678,141
 Small Company Fund                    3,439,411    2,374,517
 International Fund                    2,703,048    1,909,577
 Money Market Fund                     1,699,764    1,580,497
 Bond Fund                             1,240,808    1,113,007
 FLOW Fund                               799,131      474,162

Participant loans                        122,024      185,142

Contributions receivable                 162,956      127,367
Loan payments receivable                   5,340        6,184
Interest and dividends receivable         35,690       20,501
                                       ----------------------
                                      14,021,991   10,469,095
Liabilities:
Due to broker for securities
  purchased, net                          20,028
Accrued liabilities                       13,918       15,690
                                       ----------------------
Net assets available for
plan benefits                        $13,988,045  $10,453,405
                                     =========================

The accompanying notes are an integral part of these financial statements

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Statement of Changes in Net Assets Available for Plan Benefits

                                                Year ended
                                             December 31, 1995
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
     value of investments                         $1,800,149
    Interest                                         236,693
    Dividends                                        198,870
                                                   ---------
                                                   2,235,712

  Employer contributions                             661,355
  Employee contributions                           1,384,731
  Rollovers from other qualified
    retirement plans                                 738,590
                                                  -----------
    Total additions                                5,020,388
                                                  -----------
Deductions from net assets attributed to:
  Benefits paid to participants                    1,334,544
  Administrative Expenses and other                  151,204
                                                  -----------
    Total deductions                               1,485,748
                                                  -----------
    Net increase                                   3,534,640

Net assets available for plan benefits
  Beginning of year                               10,453,405
                                                 -------------
  End of year                                    $13,988,045
                                                 =============

The accompanying notes are an integral part of these financial statements

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Notes to Financial Statements

December 31, 1995 and 1994

Note 1 - Description of the Plan:

The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") is a defined contribution plan for the benefit of the non-bargaining employees of Flow International Corporation (the "Company"), effective October 1, 1986.

The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between one percent and fifteen percent of their salary. The Company shall contribute an amount equal to 50% of the first six percent of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first six percent of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the Plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Employees are eligible for participation in the Plan upon completion of one year of service. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve one hundred percent vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant.

Note 2 - Significant Accounting Policies:

Valuation of investments

The accompanying financial statements have been prepared using the accrual basis of accounting.

Deposit administration contracts are stated at contract value which approximates market value. Contract values represent contributions made under the contracts, plus interest on the contracts, less funds used to purchase annuities and pay related administrative expenses. Other investments are stated at the quoted market value.

Recognition of income and expenses

Administrative expenses are charged to the Plan and are reflected in these financial statements. The administrative expenses totaled
$145,317 for the year ended December 31, 1995.

Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

Rollovers

The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are treated as contributions.

During 1995, the Company purchased certain net assets of ASI Robotics Systems ("ASI") effective January 3, 1995. As part of the purchase of ASI, the Company allowed participants in the ASI Robotics
Systems 401(k) Savings Plan (the "ASI Plan") to rollover account balances into the Company's Plan. In addition the Company granted these participants vesting rights in the Plan commensurate with their years of service at ASI.


Participant loans

Effective September 30, 1992, the Company acquired all the stock in Spider Staging Corporation ("Spider") which maintained the Spider Staging Corporation 401(k) Savings Plan (the "Spider Plan") for its employees. An amendment allowed the Company and Spider to merge the Spider Plan into the Plan effective January 1, 1993. The Spider Plan provided loans to participants, which were considered a participant directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account. The rate charged on the loan is the prime rate as of the date of the loan's approval. Effective January 1, 1993, the Plan does not provide for any new loans to participants, except that loans totaling $21,986 held by former ASI
Plan participants were allowed to be rolled over into the Plan in 1995. Repayments for the years ended December 31, 1995 and 1994 totaled $72,615 and $101,531, respectively.

Reclassifications

Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

Note 3 - Investments:

All Plan investments are held in trust by Bank of America (the "Trustee"). Plan participants may direct their salary deferral and employer matching contributions to one or a combination of six investment selections, known as the Large Company Fund, the Small Company Fund, the International
Fund, the Money Market Fund, the Bond Fund, and the FLOW Fund.  The
Large Company Fund consists of two investment groups, Kunath, Karren, Rinne & Atkin and Sirach Capital Management. Each of these investment groups invest in large companies that exhibit the potential for a high rate of earnings growth. The Small Company Fund consists of three investment groups, Crestone Capital Management, ICM Asset Management, and McKinley Capital Management. Each of these investment groups invest in stock of small to medium size companies that exhibit the potential for a high rate of earnings growth. The International Fund consists of the Euro-Pacific Growth Mutual Fund and the American Small Cap World Mutual Fund. Each of these funds invest in securities of companies located outside the United States. These funds are managed by American Funds.
The Money Market Fund consists of investments in high quality corporate and U.S. Government securities that have maturities of less than one year which are held in the Bank of America Short Term Investment Fund.
The Bond Fund invests in U.S. Government and Agency securities, corporate bonds issued by high quality companies and deposit administration contracts with insurance companies (Note 5). The management of investing in U.S. Government and Agency securities and corporate bonds is done by Seaboard Investment Advisers. The FLOW Fund consists of FLOW International Corporation common stock which is publicly traded in the NASDAQ
National Market. The investment in FLOW stock is done directly by the Trustee. Participants may transfer balances between funds as well as change the investment allocation up to four times per year, but not more frequently than every ninety days.

Changes in net assets available for plan benefits by investment account from December 31, 1994 to December 31, 1995 are shown on the following page.

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1995:

                                 Large         Small   International
                                 Company       Company       Fund
Additions to net
assets attributed to:
Investment income
  Net appreciation in fair
   value of investments         $698,925       $733,127    $189,019
  Interest                        29,516         27,327      (3,120)
  Dividends                       50,765         17,998     130,107
                              ----------------------------------------
                                 779,206        778,452     316,006

Employer contributions           170,259        177,562     141,301
Employee contributions           348,776        374,866     299,510
Rollovers from other
 qualified retirement plans      166,290        154,580     149,694
                              ----------------------------------------
Total additions                1,464,531      1,485,460     906,511
Participant transfers, net       (28,572)       (60,412)     90,117
                              ----------------------------------------
Loan transactions, net            21,082         14,143      14,356
                              ----------------------------------------
Deductions from net
assets attributed to:
Benefits paid to participants    271,142        293,268     199,075
Administrative expenses
 and other                        39,442         75,449      10,969
                              ----------------------------------------
Total deductions                 310,584        368,717     210,044
                              ----------------------------------------
Net increase                   1,146,457      1,070,474     800,940
Net assets available
for plan benefits:
  Beginning of year            2,714,585      2,408,258   1,934,650
                              ----------------------------------------
  End of year                 $3,861,042     $3,478,732  $2,735,590
                             =========================================

                            Money
                           Market        Bond    FLOW    Participant
                             Fund        Fund    Fund      Loans       Total
Additions to net
assets attributed to:
Investment income
  Net appreciation in fair
   value of investments               $18,919  $160,159            $1,800,149
  Interest                $100,010     72,258       693  $10,009      236,693
  Dividends                                                           198,870
                        -----------------------------------------------------
                           100,010     91,177   160,852   10,009    2,235,712

Employer contributions      62,601     59,480    50,152               661,355
Employee contributions     133,172    118,392   110,015             1,384,731
Rollovers from other
 qualified retirement
 plans                     150,674     32,322    63,044   21,986      738,590
                        -----------------------------------------------------
 Total additions           446,457    301,371   384,063   31,995    5,020,388

Participant
 transfers, net             38,988    (75,464)   35,343                     0
                        -----------------------------------------------------
Loan transactions, net      12,671      6,085     4,278  (72,615)           0
                        -----------------------------------------------------
Deductions from net
assets
attributed to:
  Benefits paid
   to participants         364,536     95,264    88,761   22,498    1,334,544
  Administrative expenses
  and other                 12,040      9,234     4,070               151,204
                        -----------------------------------------------------
Total deductions           376,576    104,498    92,831   22,498    1,485,748
                        -----------------------------------------------------
Net increase (decrease)    121,540    127,494   330,853  (63,118)   3,534,640
Net assets available
for plan benefits:
 Beginning of year       1,601,008  1,127,841   481,921  185,142   10,453,405
                        -----------------------------------------------------
 End of year            $1,722,548 $1,255,335  $812,774 $122,024  $13,988,045
                        =====================================================

Note 4 - Deposit Administration Contracts With Insurance Companies:

The Plan has deposit administration contracts with Ameritas Financial Services and Aetna Life Insurance and Annuity Company
("the Insurance Companies"), which are included in the Bond Fund. As of December 31, 1995 and 1994 the value of the contracts with the Insurance Companies was as follows:

                                      Contract value at
                                        December 31,
                                     1995         1994
Aetna Life Insurance
   and Annuity Company               $562,776     $530,806

Ameritas Financial Services           159,608      149,269
                                   -----------   -----------
                                     $722,384     $680,075
                                   ===========   ===========

Note 5 - Federal Income Taxes:

The Plan received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

Supplemental Schedules


Flow International Corporation
Voluntary Pension and Salary Deferral Plan


Schedule of Assets Held for Investment Purposes
December 31, 1995


Description                        Shares      Cost       Fair value
Large Company Fund:
  Kunath, Karren, Rinne & Atkin              $1,730,543  $1,929,638
  Regis Sirach Growth Fund        152,991     1,551,299   1,822,124
  Cash Equivalents                               62,057      62,057
                                             ----------  ----------
  Total                                       3,343,899   3,813,819

Small Company Fund:
  Crestone Capital Management                 1,088,517   1,218,303
  ICM Asset Management                        1,057,089   1,123,800
  McKinley Capital Management                   606,666     730,998
  Cash Equivalents                              366,310     366,310
                                              ---------   ---------
  Total                                       3,118,582   3,439,411

International Fund:
  Euro-Pacific Growth Mutual Fund  87,100     1,893,465   2,014,628
  Am. Small Cap World Mutual Fund  28,817       631,738     677,209
  Cash Equivalents                               11,211      11,211
                                              ---------   ---------
  Total                                       2,536,414   2,703,048

The Money Market Fund:
  Bank of America Short Term
   Investment Fund                            1,699,764   1,699,764

The Bond Fund:
  Aetna Life Insurance
   Group Annuity                                562,776     562,776
  Ameritas Life Insurance
   Group Annuity                                159,608     159,608
  Bank of America Short Term
   Investment Fund                              518,424     518,424
                                              ---------   ---------
  Total                                       1,240,808   1,240,808

FLOW Fund:
  FLOW International Common Stock  85,132       654,941     798,113
  Cash Equivalents                                1,018       1,018
                                              ---------   ---------
  Total                                         655,959     799,131

Participant Loans:
  Due 3/27/1996 - 10/15/2016                    122,024     122,024
  Interest Rates 6% - 9%

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Schedule of Reportable Transactions
For the Year Ended December 31, 1995

                                                    Cost of
                                                    Assets
                                        Sales/      Sold/       Gain/
                       Purchases(1) maturities(1)   matured    (loss)
Large Company Fund       $3,151,610   $2,714,827  $2,568,815  $146,012

Small Company Fund        5,664,985    5,319,505   4,869,606   449,899

International Fund        2,048,700    1,444,242   1,448,453    (4,211)

Bond Fund                 2,139,111    2,030,201   2,025,260     4,941




(1) Series of transactions involving an amount in excess of 5% of the current value of plan net assets at January 1, 1995.

Signatures


The Flow International Corporation Voluntary Pension and Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                      The Flow International Corporation
                      Voluntary Pension and Salary Deferral Plan

Date: June 27, 1996

                      By ________________________________

                         Jan Canon
                         Plan Advisor Committee Member

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Prospectus consituting part of the Registration Statement on Form S-3 (No. 33-57100)
and in the Registration Statement on Form S-8 (No. 33-40397 and No. 33-44776) of Flow International Corporation of our report dated June 27, 1996 appearing on page 3 of this Form 11-K.


/S/ Price Waterhouse LLP

Seattle, Washington
June 27, 1996